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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person

    Bergen Brunswig Corporation
    4000 Metropolitan Drive
    Orange, California  92668

2.  Date of Event Requiring Statement(Month/Day/Year)

    11/10/96

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    22-1444512

4.  Issuer Name and Ticker or Trading Symbol

    IVAX Corporation (AMEX: IVX)

5.  Relationship of Reporting Person to Issuer (Check all applicable)

    (Check all applicable)
    ___ Director                       X 10% Owner
    ___ Officer (give title below)     ___ Other (specify below)
    ______________________________

6.  If Amendment, Date of Original (Month/Day/Year)

    N/A

7.  Individual or Joint/Group Filing
    (Check Applicable Line)
     X  Form filed by One Reporting Person

             Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security   2.  Amount of Securities    3.  Ownership           4.  Nature of Indirect Beneficial Ownership
    (Instr.4)               Beneficially Owned          Form:  Direct           (Instr. 5)
                            (Instr. 4)                  (D) or Indirect
                                                        (I) (Instr. 5)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

               TABLE II--Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of                 2.  Date               3. Title and Amount of   4.  Conver-    5. Owner-    6. Nature of Indirect
    Derivative Security          Exercisable           Derivative Security       sion or       ship         Beneficial Ownership
    (Instr. 4)                   and Expira-           (Instr. 4)                Exercise      Form of      (Instr. 5)
                                 tion Date                                       Price of      Deriva-
                                 (Month/Day/                                     Deri-         tive
                                 Year)                                           vative        Security:
                                                                                 Security      Direct
                                                                                               (D) or
                              Date      Expira-          Title      Amount                     Indirect
                              Exer-     tion                        or                         (I)
                              cisable   Date                        Number                     (Instr. 5)
                                                                    of
                                                                    Shares


Option to purchase Common
Stock                         *          *           Common Stock,  30,177,342 $12.375         I          Stock Option Agreement*
                                                     par value $.10
                                                     per share



Explanation of Responses:


* Option is exercisable, in whole or in part, upon occurrence of "Exercise Event" (as defined in the Stock Option Agreement, dated as of November 10, 1996 (the "Stock Option Agreement"), between Bergen Brunswig Corporation and IVAX Corporation) and prior to the Termination Date (as defined in the Stock Option Agreement)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


BERGEN BRUNSWIG
CORPORATION

By /s/ Milan A. Sawdei
       Executive Vice President,
       Chief Legal Officer and
       Secretary                                            November 20, 1996
----------------------------------                         ---------------------
**Signature of Reporting Person                                     Date